SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         Schedule 13D**

            Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*

                           CRSS Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           126270107
                         (Cusip Number)

                       J. Taylor Crandall
                   201 Main Street, Suite 3100
                     Fort Worth, Texas 76102
                         (817) 390-8500
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                             June 6, 1995
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,241,500 shares, which constitutes approximately 9.7% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 12,808,096 shares outstanding.

1.   Name of Reporting Person:

     Alpine Capital, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 1,177,700 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,177,700 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,177,700

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  9.2%

14.  Type of Reporting Person: PN

- ------------
(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

1.   Name of Reporting Person:

     Robert W. Bruce III

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,241,500 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,241,500 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,241,500 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  9.7%


14.  Type of Reporting Person: IN

- -------------
(1) Solely in his capacity as one of two general partners of Alpine Capital, L.P., with respect to 1,177,700 shares, and in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares owned by The Anne T. and Robert M. Bass Foundation, with respect to 63,800 shares.

1.   Name of Reporting Person:

     Algenpar, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,177,700 (1)(2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,177,700 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,177,700 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  9.2%

14.  Type of Reporting Person: CO

- ------------
(1)  Power is exercised through its President, J. Taylor Crandall.
(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,241,500 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,241,500 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,241,500 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  9.7%


14.  Type of Reporting Person: IN

- ------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P., with respect to 1,177,700 shares, and in his capacity as a director of The Anne
     T. and Robert M. Bass Foundation, with respect to 63,800 shares.

1.   Name of Reporting Person:

     The Anne T. and Robert M. Bass Foundation

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Working Capital

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power:  63,800 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  63,800 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     63,800

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  0.5%

14.  Type of Reporting Person: CO

- ------------
(1) Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall and through Robert W. Bruce III in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares owned by The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Anne T. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power:  63,800 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power:  63,800 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     63,800 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  0.5%


14.  Type of Reporting Person: IN

- ------------
(1) Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power:  63,800 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power:  63,800 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     63,800 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  0.5%


14.  Type of Reporting Person: IN

- ------------
(1) Solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated November 4, 1994, as amended by Amendment No. 1 dated December 6, 1994 and Amendment No. 2 dated February 8, 1995, Amendment No. 3 dated May 25, 1995 (the "Schedule 13D"), relating to the Common Stock, par value $1.00 per share (the "Stock"), of CRSS Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change.

Item 2.   IDENTITY AND BACKGROUND.

     No material change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No material change.

Item 4.   PURPOSE OF TRANSACTION.

     Item 4 is hereby partially amended by adding at the end thereof the following:

     The Reporting Persons have determined to tender all the shares of the Stock owned by them pursuant to the tender offer initiated by ATC for shares of the Stock.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     No material change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 --Agreement pursuant to Rule 13d-1(f)(1)(iii).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  June 6, 1995


                              ALPINE CAPITAL, L.P.



                              By:   /s/ Robert W. Bruce
                                   Robert W. Bruce III,
                                     Manager


                                /s/ Robert W. Bruce
                                   ROBERT W. BRUCE III

                              ALGENPAR, INC.


                              By:  /s/J. Taylor Crandall
                                   J. Taylor Crandall,
                                     President


                                /s/ J. Taylor Crandall
                                   J. TAYLOR CRANDALL


                               /s/ Kevin G. Levy
                                   Kevin G. Levy
                              Attorney-in-Fact for:

                                   THE ANNE T. AND ROBERT M.
                                     BASS FOUNDATION (1)
                                   ANNE T. BASS (2)
                                   ROBERT M. BASS (3)

(1) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of The Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

                         EXHIBIT INDEX

Exhibit                  Description
- --------                 -----------

99.1 Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith